AMENDMENT TO THE AMENDED AND RESTATED SERVICE AGREEMENT
This AMENDMENT (this “Amendment”) is made and entered into, as of this 22nd day of July, 2016, by and between Rydex Fund Services, LLC (“RFS”) and Rydex Series Funds (the “Trust” and together with RFS, the “parties”), on behalf of its various series as now in existence or as hereafter may from time to time be created (the “Funds”).
WHEREAS, RFS and the Trust have entered into an Amended and Restated Service Agreement, dated September 25,1996 and restated as of September 4, 2014 (as the same may have been amended through the date hereof, the “Existing Agreement”), pursuant to which RFS has agreed to provide certain services to each of the Funds;
WHEREAS, RFS is a party to service agreements (each, an “Other Agreement”) with Rydex Dynamic Funds, Rydex Variable Trust and Rydex ETF Trust (each, an “Other Trust”) pursuant to which it performs fund administrative services for the series of each Other Trust;
WHEREAS, on the date of this Amendment, Mitsubishi UFJ Trust and Banking Corporation (“MUTB”) agreed to acquire RFS (the “Acquisition”);
WHEREAS, the Acquisition will be effective at 11:59 p.m. Eastern Time on the closing date thereof (the “Closing Time”); and
WHEREAS, the parties desire to amend the Existing Agreement as set forth below, such amendment to be effective as of 12:01 a.m. Eastern Time on the day immediately following the Closing Time (the “Effective Time”), as and to the extent set forth in this Amendment (the Existing Agreement, as amended by this Amendment and any other amendments following the Effective Time, the “Agreement”);
NOW THEREFORE, in consideration of the premises and the mutual agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

1.
Superseding Terms. Except as specifically set forth in this Amendment, as of the Effective Time, (a) the terms of this Amendment shall supersede any contrary terms of the Existing Agreement and (b) in the event of any inconsistency between this Amendment and the terms of the Existing Agreement, this Amendment shall control. Except as otherwise specifically set forth in this Amendment, the Existing Agreement shall remain in full force and effect in accordance with its terms.

2.	Fees. Section 2 of the Agreement is hereby amended by adding the following paragraphs at the end of Section 2:
The fees set forth in Schedule C shall remain in effect until the last business day prior to the date that is three (3) years from the Effective Time (such period, the “First Period”) or such later time at which renegotiated fees are agreed upon if a request to negotiate is delivered (as described below), in each case, without regard to any fee waivers as in effect at any time prior to the Effective Time, which fee waivers shall be terminated as of the Effective Time. The fees set forth in Schedule C shall not be subject to renegotiation or adjustment during the First Period.
With respect to the portion of the Initial Term (as that term is defined in Section 3 below) beginning upon the conclusion of the First Period, the fees set forth in Schedule C shall be subject to renegotiation at the written request of the Trust delivered to RFS at any time from 120 days prior to the conclusion of the First Period until the conclusion of the First Period. Any such renegotiation will be carried out by the parties in good faith, taking into account any reasonable supporting detail and documentation provided by either party, to the extent that similarly situated funds are receiving services that are substantially similar to those provided under the Agreement at fee levels materially lower than those paid by the Trust on behalf of each Fund.
Any such renegotiated fees will take effect immediately upon such agreement and remain in effect for the remainder of the Initial Term. After the Initial Term, any further renegotiation of such renegotiated fees or of the fees set forth in Schedule C, as applicable, shall be conducted by the parties in good faith.

3.	Term.

a)	Section 4 of the Agreement is hereby amended by deleting the first sentence of the first paragraph and inserting the following paragraph in lieu thereof:
This Agreement is effective as of the date hereof and shall continue in effect until the last business day prior to the date that is five (5) years from the Effective Time (the “Initial Term”) or its earlier termination in accordance with the terms of the Agreement. The term of the Agreement will then automatically be extended for a two-year period, unless either party provides written notice of non-renewal to the other party as described below. Thereafter, the term of the Agreement may be continued for successive one-year periods if specifically approved each year by the Board of Trustees of the Trust (the “Board”).

b)	Section 4 of the Agreement is hereby further amended by deleting the last sentence of the first paragraph and the second full paragraph and inserting the following sentence in lieu thereof:
With respect to each term after the Initial Term, either party will provide the other party with written notice of its intent to not renew the terms of the Agreement with respect to all Funds except for those Funds identified as “Alternative Funds” on Schedule B at least 180 days prior to the date on which the then current term would otherwise expire. With respect to the Alternative Funds, either party will provide the other party with written notice of its intent to not renew the terms of the Agreement at least 90 days prior to the date on which the then current term would otherwise expire. For the avoidance of doubt, a party must provide the other party with written notice of its intent to not renew the term of the Agreement for the two-year period discussed above at least 90 or 180 days, as appropriate, prior to the expiration of the Initial Term.

c)	Section 4 of the Agreement is hereby further amended by deleting the first sentence of the third paragraph and inserting the following sentence in lieu thereof:
Notwithstanding the foregoing, following any failure to renew, or termination of, this Agreement pursuant to the terms of the Agreement, in the event that RFS in fact continues to perform any one or more of the services contemplated by this Agreement (or any Schedule or exhibit hereto) with the consent of the Trust, the provisions of this Agreement, including without limitation the then-applicable fees and the provisions dealing with indemnification, shall continue in full force and effect.

d)	Section 4 of the Agreement is hereby further amended by deleting the last sentence of the Section and inserting the following sentence in lieu thereof:
Termination of this Agreement with respect to the coverage of any one particular Fund shall in no way affect the rights and duties under this Agreement with respect to any other Fund; provided, however, the Trust may terminate this Agreement if (i) RFS breaches this Agreement and such breach causes a material adverse effect on the Funds managed by the Trust taken as a whole, provided that the Trust shall provide RFS thirty (30) days’ written notice of such termination, or (ii) RFS breaches an Other Agreement and such breach causes a material adverse effect on the Funds managed by the Trust and each of the Other Trusts taken as a whole, provided that the Trust shall provide RFS thirty (30) days’ written notice of such termination, or (iii) there is a material violation of law or material regulatory non-compliance by RFS or its affiliates, or disqualification of RFS or its affiliates that, in each case, has a material effect on the Trust and the Funds, taken as a whole, provided that RFS shall have sixty (60) days from delivery of written notice to cure such violation, non-compliance or disqualification.

4.	Limitation of Liability.

a)	Section 5 of the Agreement is hereby amended by deleting the first sentence and inserting the following sentence in lieu thereof.
RFS shall provide the services contemplated under this Agreement in accordance with all applicable law and agrees to exercise reasonable professional care, prudence and diligence such as a prudent person providing transfer agent services to investment companies registered under the 1940 Act would exercise, but shall not be liable to the Trust (except as required by law) for any action taken or omitted by RFS in the absence of (a) bad faith, willful misfeasance, or negligence in the performance of its duties or (b) reckless disregard by it of its obligations and duties under this Agreement.

b)	Section 7 of the Agreement is hereby amended by deleting the first paragraph and inserting the following paragraph in lieu thereof:
The Trust agrees to indemnify and hold harmless RFS, its employees, agents, directors, officers and nominees from and against any and all claims, demands, actions and suits, and from and against any and all judgments, liabilities, losses, damages, costs, charges, reasonable counsel fees and other expenses of every nature and character arising out of or in any way relating to RFS’s actions taken or omissions with respect to the performance of services under this Agreement or based, if applicable, upon reasonable reliance on information, records, instructions or requests given or made to RFS by the Trust, the investment adviser, fund accountant or custodian thereof; provided that this indemnification shall not apply to any claim, demand, action or suit, or any judgment, liability, loss, damage, cost, charge, reasonable counsel fees and other expenses of every nature and character arising out of or in any way relating to actions or omissions of RFS (i) taken outside the scope of this Agreement in any material respect, (ii) constituting a violation of applicable law or a material breach of this Agreement (including the standard of care provided for in Section 5), or (iii) for which RFS is obligated to indemnify the Trust pursuant to the next succeeding paragraph.

c)	Section 7 of the Agreement is hereby amended by deleting clause (c) and clause (d) of the second paragraph.

d)	Section 7 of the Agreement is hereby amended by deleting the following language from the second paragraph thereof:

(i) taken outside the scope of this Agreement, or (ii)

5.	Assignment. Section 18 of the Agreement is hereby amended by adding the following sentences before the last sentence of the Section:
RFS may designate one or more direct or indirect subsidiaries of Mitsubishi UFJ Financial Group, Inc. to perform all or any portion of its obligations under the Agreement, so long as such designation would not reasonably be expected to adversely affect the quality of the services provided to the Trust. No such designation shall relieve RFS of any of its obligations under the Agreement. For purposes of the Agreement, any subsidiary so designated will be a Service Provider as that term is defined in Section 1 of the Existing Agreement.

6.	Early Termination. Section 4 of the Agreement is hereby further amended by adding the following paragraphs to the end of the Section:
Early Termination. Notwithstanding anything to the contrary set forth in the Existing Agreement, upon the occurrence of any of the following events and subject to the notice and cure periods (if applicable) set forth below, the Trust may terminate the Agreement at any time during the Initial Term or any renewal period with respect to a specific Fund without penalty upon written notice to RFS of:

(a)
a determination by the Board, made in its sole discretion in good faith, after consultation with its independent legal counsel, that continuation of the Agreement as to the Fund would be inconsistent with the fiduciary duties of such Board, provided that (i) prior to the effectiveness of such termination (which may be no earlier than sixty (60) days following delivery of written notice of termination by the Fund) and (ii) commencing as promptly as practicable following the delivery of notice from the Fund, the parties will use good faith efforts to negotiate steps to be taken, which may include amendments to the Agreement, to avoid such termination;

(b)	a material breach of the Agreement with respect to the Fund, provided that RFS shall have sixty (60) days from delivery of written notice of breach to cure such material breach;

(c)	RFS, or its direct or indirect parent, filing for bankruptcy, insolvency, dissolution or liquidation;

(d)
a material violation of law or material regulatory non-compliance by RFS or its affiliates, or disqualification of RFS or its affiliates that, in each case, prevents RFS from providing the services set forth under the Agreement to the Fund; or

(e)
a material diminution (other than as contractually agreed between the Trust and RFS) in the quality of the services provided by RFS to the Fund relative to the quality of services provided by RFS to the Fund in the one (1) year prior to the Effective Time (except as may result from applicable regulatory requirements), provided that RFS shall have sixty (60) days from delivery of written notice to cure such material diminution.

Any notices delivered by the Trust to RFS pursuant to clauses (b) or (e) of this Section 6 shall specify in reasonable detail the Trust’s grounds for termination with respect to any Fund, as applicable, and the Trust (and Fund, as applicable) shall respond promptly to any questions from RFS regarding such notice and the grounds for termination included therein.

7.	Governing Law. This Amendment shall be governed by the provisions of Section 19 of the Existing Agreement, and such provisions are hereby incorporated into this Amendment, mutatis mutandis.

8.
Other. If the agreement pursuant to which MUTB has agreed to acquire RFS is terminated for any reason, this Amendment shall be null and void and of no force and effect and RFS shall promptly notify the Trust of such termination.

9.	Transition. Following delivery of notice of termination or non-renewal of the Agreement by either party after the Effective Time, RFS will promptly transfer to the new service provider designated by the Fund (the “New Provider”) all relevant books, records, correspondence and other data established or maintained by RFS under the Agreement in a form reasonably acceptable to RFS, and for a reasonable period following such notice, which in no event shall exceed ninety (90) days following the effectiveness of such termination, (a) will otherwise reasonably cooperate in the transfer of its duties and responsibilities, including by providing assistance in the establishment of books, records and other data by the New Provider and (b) will take any other reasonably necessary actions which the Fund or its designee may reasonably request to facilitate the Fund’s transition to the New Provider.
[Signature page to follow]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their respective duly authorized representatives as of the date and year first set forth above.

RYDEX FUND SERVICES, LLC
By: /s/ Nikolaos Bonos
Name: Nikolaos Bonos
Title: President and Chief Executive Officer
RYDEX SERIES FUNDS
By: /s/ Amy J. Lee
Name: Amy J. Lee
Title: Vice President and Secretary

SCHEDULE B
The Alternative Funds refer to:

•	Event Driven and Distressed Strategies Fund

•	Managed Futures Strategy Fund

•	Multi-Hedge Strategies Fund

•	Long Short Equity Fund